Exhibit 99.1

Second Quarter 2011 Report to Shareholders

BMO Financial Group Reports Good Second Quarter Results, Earning $800 Million of Net Income

Financial Results Highlights:

Reported results for the quarter

•	Net income of $800 million, up $55 million from a year ago

•	EPS[1] of $1.34, up 6.3% from a year ago

•	ROE of 16.7%, up from 16.4% a year ago

•	Provisions for credit losses of $145 million (including the benefit of a $42 million reduction in the general allowance), down $104 million from a year ago

•	Specific provisions for credit losses of $187 million, down $62 million from a year ago

•	Common Equity Ratio remains strong, at 10.67%

Adjusted results2 for the quarter

•	Adjusted net income of $804 million, up $52 million from a year ago

•	Adjusted EPS of $1.35, up 5.5% from a year ago

Toronto, May 25, 2011 – For the second quarter ended April 30, 2011, BMO Financial Group reported net income of $800 million or $1.34 per share.

Today, BMO announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

“Earnings of $800 million in the quarter and strong year-to-date results in the operating groups have pushed BMO’s net income for the first six months of the year to almost $1.6 billion,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “We continue to see the benefit from investments in customer experience contributing to top-line growth and customer loyalty. We are encouraged by the generally improving trend we are seeing with respect to loan losses and our rising return on equity, which reached 16.7% in the quarter on a very strong capital base.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from second quarter 2011 results in the determination of adjusted results include an $11 million ($8 million after tax) charge to revenue for the hedge of foreign currency risk on the offer to purchase Marshall & Ilsley Corporation (M&I), costs of $25 million ($17 million after tax) for M&I integration planning, a $10 million ($9 million after tax) charge for amortization of acquisition-related intangible assets and a $42 million ($30 million after tax) decrease in the general allowance for credit losses. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Net Income section and in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are disclosed.

“As we see the signs of a business-led recovery in both Canada and the United States, we believe that banks like ours have a unique institutional responsibility to play in that recovery. Our consistent approach to lending, in good times and more challenging times, continues to pay off with ongoing strength in P&C Canada commercial loans balances and market share, while maintaining our disciplined approach to risk management. With a Common Equity Ratio of 10.67%, BMO remains very well-capitalized relative to our global peers and has a strong balance sheet.

“Last week, shareholders of Marshall & Ilsley Corporation approved its acquisition by BMO. On every level, we are seeing a very positive response from employees of both BMO and M&I. Integration planning is moving forward and we are committed to delivering a seamless transition for customers. We look forward to welcoming M&I shareholders as BMO shareholders upon closing, which we continue to anticipate taking place in the third fiscal quarter.

“During the quarter, we completed the acquisition of Hong Kong-based Lloyd George Management, a highly regarded investment manager specializing in Asian and global emerging markets. In addition, we launched a referral arrangement with Agricultural Bank of China, providing our respective clients with access to cross-border private banking financial services.

“Notwithstanding some continuing uncertainty over global economic developments, BMO’s sustained momentum and the success of our initiatives to focus on the customer experience are serving us well. Our outlook remains positive,” concluded Mr. Downe.

Operating Segment Overview

P&C Canada

Net income was $401 million, up $7 million or 1.7% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income growth was strong, increasing $55 million or 16% to $391 million. There was good revenue growth, driven by volume growth across most products. Expense growth was higher this quarter, as expected, due to initiative spending and higher employment levels in the frontline sales force as we continued to invest in our strategic priorities.

We are proud of the improvements that we have made in enhancing the customer experience. We continue to invest in the capabilities of our workforce, improving processes and leveraging our performance management discipline, leading to broader and deeper conversations and relationships with our customers. As a result, customer loyalty, as measured by net promoter score, has improved in both our personal and commercial businesses and we have seen an increase in the average number of product categories used by both personal and commercial customers.

In personal banking, we continue to improve the productivity of our sales and distribution network. New branch openings and renovations continue, as we opened three new branches and redeveloped five in the first half of the year. We rolled out free coin-counting machines in new and renovated branches across Canada so customers and potential customers can trade in their coins and talk with us about any of their financial needs. We also made it more convenient for our customers to access their banking information via web-enabled mobile phones with the launch of BMO Mobile Banking in April. Consistent with our ongoing commitment to simplifying financial matters, we launched BMO SmartSteps for Parents, an online interactive hub to help parents educate their children on money management.

In commercial banking, our market share for loans to small and medium-sized businesses increased year over year and we continue to rank second in Canadian business lending market share. In March, we launched Online Banking for Business, which provides customers with a comprehensive view of their financial information, accounts and banking services, in an integrated, secure, user-friendly environment. In addition, to better serve the unique personal and business needs of Canadian entrepreneurs, we have added 60 small business bankers and are planning to have a total of 150 in our branches across Canada by the end of the year. These dedicated banking specialists understand the unique challenges of the small business owner. They can help them choose the right banking products for their businesses and advise them on the selection of specially bundled banking solutions and the use of tools such as BMO SmartSteps for Business. Our goal is to become the bank of choice for businesses across Canada, by providing the knowledge, advice and guidance our business customers want. More frequent interactions with our customers have improved the quality of our customer conversations, driving higher commercial banking revenues.

BMO Financial Group Second Quarter Report 2011 • 1

P&C U.S. (all amounts in US$)

Net income of $43 million decreased $2 million or 2.8% from $45 million a year ago. The benefit of the Rockford, Illinois-based bank transaction and organic revenue growth was more than offset by a higher provision for credit losses under BMO’s expected loss provisioning methodology and an increase in the impact of impaired loans. Solid revenue growth was largely attributable to improved net interest margin, which was primarily driven by improved loan and deposit spreads, coupled with deposit balance growth.

On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $63 million, an increase of $2 million or 4.1% from a year ago.

Harris was recently ranked as the most reputable U.S. bank by Reputation Institute in its study conducted in collaboration with American Banker. This is the second year the study has been conducted and Harris improved on its top 10 ranking of the previous year.

We continue to focus on the customer experience, as reflected in our high loyalty scores. Our personal net promoter score was 42 for the second quarter of 2011, up from 41 in the preceding quarter, and remains very strong compared to the scores of our major competitors.

During the quarter, we were proud to participate in Money Smart Week, a promotion coordinated by the Federal Reserve Bank of Chicago and various partner organizations. We hosted financial education sessions in many locations throughout Illinois and Northwest Indiana as part of a series of free classes and activities designed to help consumers better manage their personal finances. We also contributed to the scholarship prizes for the Money Smart Kid Essay Contest winners in select districts.

As part of our Harris Helpful Steps program, we recently launched Harris Helpful Steps for small business. The program is designed to help small businesses achieve success by helping them focus on their individual and unique financial needs.

Our commercial bank segment is seeing opportunities to further expand the business and is making progress toward establishing Harris as the premier commercial bank in the Midwest. The performance of select commercial banking segments has been strong, including corporate finance, business banking and the food and consumer segments. Commercial banking continues to add high quality new clients to its client base in fiscal 2011 with a focus on larger clients and high-return relationships. The current revenue pipeline is strong, particularly in diversified industries, corporate finance, financial institutions and the food and consumer sectors.

Private Client Group (PCG)

Net income was $101 million, down $14 million or 13% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, increased $29 million or 41% to $100 million as we continue to see growth across all other PCG businesses. Insurance net income was $1 million for the quarter, down $43 million from a year ago. Insurance income was lowered by the $47 million after-tax impact of unusually high claims related to the earthquakes in Japan and New Zealand.

Revenue was $582 million, up $24 million or 4.5% from the prior year, and up 13% adjusted for the earthquake-related reinsurance claims. PCG revenue, excluding the insurance business, was up 15%, with all non-insurance businesses increasing revenue as we remain focused on continuing to deliver the high level of service and advice that our clients expect. Insurance revenue was down significantly as higher net premium revenue was more than offset by higher reinsurance claims related to the earthquakes that decreased revenue by $50 million.

Assets under management and administration of $284 billion improved by $35 billion or 14%, after adjusting to exclude the impact of the weaker U.S. dollar.

During the quarter, BMO’s Exchange Traded Fund (ETF) business reached $2 billion in assets under management, achieving this milestone in less than two years. This rapid growth speaks to the rising demand among Canadian investors for innovative, transparent, low-cost investment options. In 2009, BMO began offering ETFs and has since led the industry in introducing innovative ETF products to meet investor needs, currently offering a total of 40 ETFs in its broad product line-up.

During the quarter, World Finance magazine named BMO Harris Private Banking as Best Private Bank in Canada for 2011, recognizing the quality of the customer service and support that set BMO apart from its competitors.

On April 28, 2011, we completed the acquisition of Lloyd George Management (LGM), an independent investment manager specializing in Asian and global emerging markets. The acquisition bolsters our portfolio management capabilities in Asian and emerging markets and added $5 billion to our assets under management.

2 • BMO Financial Group Second Quarter Report 2011

BMO Capital Markets

Net income for the quarter of $235 million decreased $25 million or 9.4% from a year ago. Return on equity was 21.4%, compared with 24.9% a year ago. Revenue decreased by $84 million from the very strong levels of a year ago to $836 million, primarily due to a more challenging trading environment. However, mergers and acquisitions and debt underwriting revenues continued to rebound from a year ago and have benefited from consistent performance through the first half of the year.

BMO Capital Markets has achieved improved results on a year-to-date basis. Building on our performance of the first six months of 2011 and the continued momentum from our strategic initiatives, we believe we are well positioned for the remainder of the year.

During the quarter, BMO Capital Markets was recognized for its focus on client service by being named the world’s Best Metals & Mining Investment Bank for the second year in a row by Global Finance magazine, an acknowledgment of our experience and deep sector knowledge.

BMO Capital Markets participated in 156 new issues in the quarter including 52 corporate debt deals, 33 government debt deals, 65 common equity transactions and six issues of preferred shares, raising $50 billion.

Corporate Services

Corporate Services net income in the quarter was $21 million, an improvement of $91 million from the prior year. Revenues were $148 million better, primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset, the favourable impact of hedging activities relative to a year ago and higher securitization-related revenues mainly due to a credit card securitization in the current quarter. Expenses were $88 million higher, mainly due to increased technology investment spending, costs relating to planning for the M&I integration and higher employee costs. Provisions for credit losses were better by $86 million, contributing $60 million to Corporate Services improved net income, as a result of lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including a $42 million reduction in the general allowance in the current quarter. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.

Acquisition of Marshall & Ilsley Corporation

During the first quarter, we announced the signing of a definitive agreement to acquire Marshall & Ilsley Corporation (M&I), a Milwaukee, Wisconsin-based bank holding company with consolidated assets of approximately US$50 billion, in a common stock-for-common stock transaction that valued M&I at approximately Cdn$4.1 billion at the time of the announcement. In addition, a subsidiary has entered into an agreement with the U.S. Treasury Department to purchase the Troubled Asset Relief Program (“TARP”) preferred shares and warrant issued by M&I. The transaction is expected to close in the third quarter of fiscal 2011, subject to customary closing conditions including regulatory approvals. M&I’s shareholders approved the transaction on May 17.

The combination of M&I with our existing U.S. operations, which will operate on a combined basis as BMO Harris Bank, would more than double our U.S. branch count to almost 700 and grow assets under management and administration to US$300 billion. Our U.S. on-balance sheet assets would increase by approximately 41% (based on average assets) and annual U.S. revenues would be approximately US$5 billion. The combined U.S. businesses would create the 12th largest commercial bank in the United States as ranked by assets. Pro-forma financial positions and results are as at or for the quarters ended April 30, 2011 for BMO and March 31, 2011 for M&I. The pro-forma commercial bank ranking uses March 31, 2011 data for BMO’s U.S. business as well as for M&I and the other commercial banks, based on filings with U.S. regulators.

The acquisition provides an excellent strategic, financial, and cultural fit, transforming and strengthening our U.S. retail and commercial banking and wealth management businesses by increasing scale and providing a strong entry point into new and attractive markets. The six Midwest states where we will have a significant footprint together have GDP and a population comparable to Canada’s and, as such, our U.S. market will be as large as our Canadian domestic market. Our U.S. customers and communities will benefit from the combination of two organizations with complementary businesses and capabilities, a comparable focus on providing an excellent customer experience and a long history of supporting their shareholders’ interests. The strengths of the two operations are complementary and leveraging the greater strengths of each provides the opportunity to benefit from the greater capability across the combined business.

Both organizations have considerable experience with integrating acquired businesses. Preparation for integration is well underway and is being overseen by a dedicated project integration management office. At the time of the announcement, we indicated that we anticipated cost savings of US$250 million, but now expect that annual cost savings will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market.

We anticipate that in fiscal 2011, M&I will contribute modestly positive net income to BMO’s consolidated results, excluding restructuring and integration costs. As previously disclosed, we may complete a common share offering of less than $400 million prior to the closing of the transaction.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2011 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	Change from April 30, 2010	April 30, 2011	April 30, 2010	Change from April 30, 2010
Income Statement Highlights
Total revenue	$3,217	$3,346	$3,229	$2,907	$3,049	5.5%	$6,563	$6,074	8.1%
Provision for credit losses	145	248	253	214	249	(41.8)	393	582	(32.5)
Non-interest expense	2,023	2,046	2,023	1,898	1,830	10.5	4,069	3,669	10.9
Net income	800	776	739	669	745	7.5	1,576	1,402	12.5
Net Income by Operating Segment
Personal & Commercial Banking Canada	$401	$444	$419	$425	$394	1.7%	$845	$797	5.9%
Personal & Commercial Banking U.S.	42	42	39	40	46	(9.2)	84	97	(13.4)
Private Client Group	101	153	129	105	115	(12.7)	254	226	12.1
BMO Capital Markets	235	257	214	130	260	(9.4)	492	472	4.3
Corporate Services (a)	21	(120)	(62)	(31)	(70)	131.4	(99)	(190)	48.5
Common Share Data ($)
Diluted earnings per share	$1.34	$1.30	$1.24	$1.13	$1.26	$0.08	$2.64	$2.38	$0.26
Diluted adjusted earnings per share (b)	1.35	1.32	1.26	1.14	1.28	0.07	2.66	2.41	0.25
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	1.40	1.40	-
Book value per share	34.22	34.21	34.09	33.13	32.04	2.18	34.22	32.04	2.18
Closing share price	62.14	57.78	60.23	62.87	63.09	(0.95)	62.14	63.09	(0.95)
Total market value of common shares ($ billions)	35.4	32.8	34.1	35.4	35.3	0.1	35.4	35.3	0.1

	As at
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	Change from April 30, 2010
Balance Sheet Highlights
Assets	$413,228	$413,244	$411,640	$397,386	$390,166	5.9%
Net loans and acceptances	174,696	176,914	176,643	173,555	169,753	2.9
Deposits	253,387	251,600	249,251	242,791	239,260	5.9
Common shareholders’ equity	19,494	19,422	19,309	18,646	17,944	8.6

	For the three months ended						For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010		April 30, 2011	April 30, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	4.4	1.7	5.9	5.6	7.2		4.4	7.2
Diluted earnings per share growth	6.3	16.1	11.7	16.5	+100		10.9	+100
Diluted adjusted earnings per share growth (b)	5.5	16.4	6.9	8.7	22.2		10.6	35.1
Return on equity	16.7	15.7	15.1	13.7	16.4		16.2	15.3
Adjusted return on equity (b)	16.8	15.9	15.3	13.9	16.6		16.3	15.5
Net economic profit (loss) ($ millions) (b)	293	255	225	158	264		548	435
Net economic profit (NEP) growth (b)	11.3	48.6	40.8	+100	+100		26.0	+100
Operating leverage	(5.0)	(0.7)	(5.7)	(3.8)	17.9		(2.8)	20.8
Adjusted operating leverage (b)	(3.3)	(0.7)	(7.4)	(4.1)	2.6		(2.0)	7.4
Revenue growth	5.5	10.6	8.0	(2.4)	14.8		8.1	19.2
Non-interest expense growth	10.5	11.3	13.7	1.4	(3.1)		10.9	(1.6)
Adjusted non-interest expense growth (b)	9.2	11.3	13.7	1.5	3.6		10.2	1.8
Non-interest expense-to-revenue ratio	62.9	61.2	62.6	65.3	60.0		62.0	60.4
Adjusted non-interest expense-to-revenue ratio (b)	61.6	60.9	62.3	65.0	59.7		61.2	60.1
Provision for credit losses-to-average loans and acceptances (annualized)	0.33	0.56	0.58	0.50	0.59		0.45	0.69
Effective tax rate	22.02	24.51	20.56	13.44	21.35		23.27	21.09
Gross impaired loans and acceptances-to-equity and allowance for credit losses	11.58	12.84	13.55	13.54	15.20		11.58	15.20
Cash and securities-to-total assets ratio	35.9	35.6	35.0	34.6	35.8		35.9	35.8
Common equity ratio	10.67	10.15	10.26	10.27	9.83		10.67	9.83
Tier 1 capital ratio	13.82	13.02	13.45	13.55	13.27		13.82	13.27
Total capital ratio	17.03	15.17	15.91	16.10	15.69		17.03	15.69
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	3.2	16.6	26.4	22.4	68.7		3.2	68.7
Dividend yield	4.51	4.85	4.65	4.45	4.44		4.51	4.44
Price-to-earnings ratio (times)	12.4	11.7	12.7	13.6	14.1		12.4	14.1
Market-to-book value (times)	1.82	1.69	1.77	1.90	1.97		1.82	1.97
Return on average assets	0.80	0.74	0.72	0.67	0.78		0.77	0.72
Net interest margin on average earning assets	1.89	1.82	1.89	1.88	1.88		1.86	1.87
Non-interest revenue-to-total revenue	49.6	51.4	50.2	46.0	50.1		50.5	49.7
Equity-to-assets ratio	5.4	5.3	5.3	5.3	5.3		5.4	5.3

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are non-GAAP measures. Refer to the Non-GAAP Measures section at the end of Management’s Discussion and Analysis for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. NEP, a non-GAAP measure, is explained in the Other Value Measures section in the MD&A. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see “Credit Rating” on p.15 of Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis

MD&A commentary is as of May 25, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2011, included in this document, and the annual MD&A for the year ended October 31, 2010, included in BMO’s 2010 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income	1,620	98	6%	(7)	-	3,247	193	6%
Non-interest revenue	1,597	70	5%	(122)	(7%)	3,316	296	10%

Revenue	3,217	168	6%	(129)	(4%)	6,563	489	8%
Specific provision for credit losses	187	(62)	(25%)	(61)	(25%)	435	(147)	(25%)
Decrease in the general allowance	(42)	(42)	nm	(42)	nm	(42)	(42)	nm

Total provision for credit losses	145	(104)	(42%)	(103)	(42%)	393	(189)	(33%)
Non-interest expense	2,023	193	11%	(23)	(1%)	4,069	400	11%
Provision for income taxes	231	24	12%	(27)	(10%)	489	105	27%
Non-controlling interest in subsidiaries	18	-	-	-	-	36	(1)	(3%)

Net income	800	55	7%	24	3%	1,576	174	12%

Adjusted net income (1)	804	52	7%	20	3%	1,588	172	12%

Earnings per share – basic ($)	1.35	0.08	6%	0.04	3%	2.65	0.25	10%
Earnings per share – diluted ($)	1.34	0.08	6%	0.04	3%	2.64	0.26	11%
Adjusted earnings per share – diluted ($) (1)	1.35	0.07	5%	0.03	2%	2.66	0.25	10%
Return on equity (ROE)	16.7%		0.3%		1.0%	16.2%		0.9%
Adjusted ROE (1)	16.8%		0.2%		0.9%	16.3%		0.8%
Productivity ratio	62.9%		2.9%		1.7%	62.0%		1.6%
Adjusted productivity ratio (1)	61.6%		1.9%		0.7%	61.2%		1.1%
Operating leverage	(5.0%)		nm		nm	(2.8%)		nm
Adjusted operating leverage (1)	(3.3%)		nm		nm	(2.0%)		nm
Net interest margin on earning assets	1.89%		0.01%		0.07%	1.86%		(0.01%)
Effective tax rate	22.0%		0.6%		(2.5%)	23.3%		2.2%

Capital Ratios:
Tier 1 Capital Ratio	13.82%		0.55%		0.80%	13.82%		0.55%
Common Equity Ratio	10.67%		0.84%		0.52%	10.67%		0.84%

Net income:
Personal and Commercial Banking	443	3	1%	(43)	(9%)	929	35	4%
P&C Canada	401	7	2%	(43)	(10%)	845	48	6%
P&C U.S.	42	(4)	(9%)	-	-	84	(13)	(13%)
Private Client Group	101	(14)	(13%)	(52)	(34%)	254	28	12%
BMO Capital Markets	235	(25)	(9%)	(22)	(9%)	492	20	4%
Corporate Services, including Technology and Operations (T&O)	21	91	+100%	141	+100%	(99)	91	49%

BMO Financial Group Net Income	800	55	7%	24	3%	1,576	174	12%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

4 • BMO Financial Group Second Quarter Report 2011

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2011 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2011, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2010 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings and other impacts on earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at April 30 or as close to April 30 as was practical. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2010 Annual Report and later in this document. In calculating the impact of M&I on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

In determining the impact of reductions to overdraft fees and interchange fees in the U.S. Legislative Developments section, we have assumed that business volumes remain consistent with our expectations, that the rules on interchange fees are adopted as currently proposed and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Report 2011 • 5

Economic Outlook and Review

Canada’s economy strengthened in the past two calendar quarters, on continued growth in business investment, healthy consumer spending and a pickup in exports. Underpinned by high commodity prices, low interest rates and improved U.S. demand, the economy is expected to grow at a moderately strong rate of 2.9% in 2011, down only modestly from the 3.1% rate of last year. A strong Canadian dollar and a shift toward more restrictive monetary and fiscal policies are expected to restrain economic growth to 2.7% in 2012. Higher interest rates and stricter mortgage qualifying rules will likely temper activity in the housing market, slowing growth in residential mortgages. However, robust business investment, especially in the resource-producing regions, should support commercial loan demand. An expected resumption of interest rate increases by the Bank of Canada later this year, along with high commodity prices, should keep the Canadian dollar trading above parity with the U.S. dollar in the year ahead.

The U.S. economic expansion is continuing as a result of expansive monetary and fiscal policies, healthy global demand and a weaker currency, though it has been held back by municipal spending reductions. Improved job growth and an easing in automobile financing conditions have supported consumer spending and led to an upturn in demand for consumer credit. Business investment in new machinery continues to expand briskly. However, the housing market remains weak, restrained by restrictive mortgage lending standards and an overhang of unsold properties. The U.S. economy is projected to grow at a moderate rate of 2.7% in 2011, down from 2.9% last year, then strengthen to 3.1% in 2012. Despite firmer growth and higher inflation, the Federal Reserve will likely maintain its low-interest rate policy until early next year amid still-high unemployment and an expected stabilization in commodity prices. The improved economy and low interest rates should support capital markets activity this year.

In the Midwest, where the bulk of our U.S. operations are located, the economy continues to improve amid rising exports and manufacturing activity and higher agricultural prices. Growth is expected to strengthen moderately in the year ahead, at a pace consistent with the overall U.S. economy, supporting consumer and business loan demand. Improved job growth should lead to a moderate increase in home sales and residential mortgage demand later this year.

This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the second quarter of 2010 and first quarter of 2011 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 6.3% from a year ago and by 4.5% from the average of the first quarter of 2011. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

(Canadian $ in millions, except as noted)	Q2-2011		YTD-2011 vs.
	vs. Q2-2010	vs. Q1-2011	YTD-2010

Canadian/U.S. dollar exchange rate (average)
Current period	0.9623	0.9623	0.9852
Prior period	1.0274	1.0074	1.0433
Increased (decreased) revenue	(50)	(35)	(88)
Decreased (increased) expense	33	23	58
Decreased (increased) provision for credit losses	5	4	12
Decreased (increased) income taxes and non- controlling interest in subsidiaries	5	3	5

Increased (decreased) net income	(7)	(5)	(13)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar weakened, as the exchange rate decreased from Cdn$1.0015 per U.S. dollar at January 31, 2011 to an average of Cdn$0.9623. Hedging transactions resulted in an after-tax gain of $4 million for the quarter and $3 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended April 30, 2011 was 4.4%.

Net economic profit (NEP) was $293 million, compared with $255 million in the first quarter and $264 million in the second quarter of 2010. NEP is a non-GAAP measure. NEP of $293 million represents the net income that is available to common shareholders ($766 million), plus the after-tax amortization of intangible assets ($9 million), net of a charge for capital ($482 million), and is considered an effective measure of added economic value. Please see the Non-GAAP Measures section at the end of the MD&A for a discussion on the use and limitations of non-GAAP measures.

6 • BMO Financial Group Second Quarter Report 2011

Net Income

Q2 2011 vs Q2 2010

Net income was $800 million for the second quarter of 2011, up $55 million or 7.5% from a year ago. Earnings per share were $1.34, up 6.3% from $1.26 a year ago.

    Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted results for the second quarter of 2011 exclude the following items:

•	charge to revenue for hedge of foreign currency risk on the offer to purchase M&I of $11 million ($8 million after tax);
•	costs relating to planning for the M&I integration of $25 million ($17 million after tax);
•	amortization of acquisition-related intangible assets of $10 million ($9 million after tax); and
•	decrease in the general allowance of $42 million ($30 million after tax).

Adjusted net income was $804 million for the second quarter of 2011, up $52 million or 6.9% from a year ago. Adjusted earnings per share were $1.35, up 5.5% from $1.28 a year ago. Adjusted results and measures are non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the GAAP and Related Non-GAAP Results and Measures Used in the MD&A section at the end of the MD&A.

    There was solid revenue growth across each of the operating groups, except in BMO Capital Markets which had stronger trading revenues a year ago, and improved revenues in Corporate Services. Non-interest revenue and net income in Private Client Group were reduced by $50 million ($47 million after tax) of reinsurance claims related to the earthquakes in Japan and New Zealand. Expenses were higher, with all operating groups except BMO Capital Markets up relative to a year ago. There was increased performance-based compensation, in line with higher revenues, and expense growth due to continued investment spending, acquisitions and costs relating to planning for the M&I integration.

    Provisions for credit losses in the current quarter were $104 million lower, including the impact of a $42 million reduction in the general allowance for credit losses in the current quarter. The U.S. credit environment was weaker a year ago and credit quality in the loan portfolios is more favourable than a year ago.

Q2 2011 vs Q1 2011

Net income increased $24 million or 3.3% from the first quarter and earnings per share increased $0.04 or 3.1% from $1.30.

    Revenue decreased and there was a modest reduction in expenses. The provision for credit losses was lower than in the first quarter due in part to the reduction in the general allowance for credit losses. Income taxes in the first quarter were elevated by a provision for prior periods’ income taxes in the U.S. segment of BMO Capital Markets.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $174 million or 12% to $1,576 million. Adjusted net income increased $172 million or 12% to $1,588 million. There was strong growth in revenue and reduced provisions for credit losses, with an increase in expense for the reasons outlined above. There was increased net income in each of the operating groups except P&C U.S.

Revenue

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

    Total revenue for the second quarter of 2011 increased $168 million or 5.5% from a year ago. Adjusted revenue increased $179 million or 5.9%. The reinsurance claims related to the earthquakes and the weaker U.S. dollar each decreased revenue growth by $50 million or 1.6 percentage points. There was solid growth in net interest income and also in non-interest revenue, the latter of which was reduced by the earthquake-related claims.

    Revenue decreased $129 million or 3.8% from the first quarter. The reduction in revenue was largely due to lower non-interest revenue, including the impact of earthquake-related reinsurance claims. There were reduced revenues across each of the operating groups with a significant increase in Corporate Services. The impact of three fewer days in the second quarter lowers both net interest and non-interest revenue relative to the first quarter. The weaker U.S. dollar decreased revenue growth by $35 million or 1.0 percentage points.

    Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

BMO Financial Group Second Quarter Report 2011 • 7

Net Interest Income

Net interest income increased $98 million or 6.4% from a year ago, with solid growth in P&C Canada, P&C U.S., Private Client Group and Corporate Services. Higher average earning assets drove the overall increase.

BMO’s overall net interest margin increased by 1 basis point year over year to 1.89%. There was a modest increase in P&C Canada and solid increases in each of the other groups, except BMO Capital Markets. Higher net interest income in Corporate Services also contributed to the overall increase in net interest margin. Increased margin in P&C Canada was primarily driven by higher spreads in personal lending products. In P&C U.S., the increase was mainly due to higher loan and deposit spreads, coupled with deposit balance growth. In Private Client Group, the increase was due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in Canadian private banking. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower trading net interest income.

Average earning assets increased $20.3 billion or 6.1% relative to a year ago, and adjusted to exclude the impact of the weaker U.S. dollar, increased by $28.2 billion. Higher asset levels were attributable to loan growth in P&C Canada, increased trading assets in BMO Capital Markets and increases in personal loans in Private Client Group’s Canadian private banking business. There were also higher cash balances, representing increased deposits with the U.S. Federal Reserve. P&C U.S. average earning assets were lower as credit and economic conditions continue to affect credit utilization. There was improved commercial loan utilization in certain categories but client loan run-off and new mortgage originations sold in the secondary market offset the effects of new originations and the Rockford transaction.

Relative to the first quarter, net interest income decreased $7 million or 0.4%. Decreases in BMO Capital Markets and P&C Canada were partially offset by higher net interest income in Private Client Group and Corporate Services.

BMO’s overall net interest margin increased 7 basis points from the first quarter to 1.89% due to increased net interest income in Corporate Services and improved spreads in P&C U.S., partially offset by decreased spreads in P&C Canada and BMO Capital Markets. The margin improvement in P&C U.S. was due to improved deposit spreads and a favourable change in mix of loan balances, partially offset by a decrease in deposit balances. The improvement in Private Client Group was due to higher balances in the brokerage and private banking businesses. Net interest margin in P&C Canada decreased 7 basis points due to continued low interest rates in the competitive environment, resulting in lower mortgage, commercial loan and term deposit spreads. The reduction was also attributable to the impact of unfavourable mix from a lower proportion of card balances and deposits. BMO Capital Markets spread declined, mainly due to lower dividend income.

Average earning assets decreased $2.2 billion or 0.6% from the first quarter but adjusted to exclude the impact of the weaker U.S. dollar, increased $2.6 billion. The reduction was primarily attributable to a decrease in BMO Capital Markets due to lower trading assets and loan balances. P&C Canada average earning assets increased 6.0% year over year and 1.0% quarter over quarter.

Year to date, net interest income increased $193 million or 6.3%, due to higher revenues in Corporate Services, related to a reduced teb offset, and margin improvement in P&C Canada, P&C U.S. and Private Client Group. P&C Canada also benefited from asset growth. These increases were partially offset by lower trading net interest income in BMO Capital Markets.

BMO’s overall net interest margin decreased by 1 basis point to 1.86% for the year to date. The margin increase in P&C Canada was due to higher spreads in personal lending products. P&C U.S. margin increased due to improved deposit spreads and balances and a favourable change in mix of loan balances. Private Client Group margin increased primarily due to deposit balance growth and wider spreads in the brokerage businesses, partially offset by growth in insurance assets, which have no net interest income impact. BMO Capital Markets experienced lower trading spreads and together with Corporate Services held higher deposits with the U.S. Federal Reserve.

Average earning assets for the year to date increased $22.7 billion or 6.9% relative to a year ago, or by $29.9 billion adjusted to exclude the impact of the weaker U.S. dollar. On a Canadian dollar basis, there was organic growth in P&C Canada, Private Client Group and BMO Capital Markets, combined with an increase in Corporate Services. In P&C U.S., there was improved commercial loan utilization in certain categories but client loan run-off and new mortgage originations sold in the secondary market offset the effects of new originations and the Rockford acquisition. Private Client Group had earning asset growth across most lines of business and in BMO Capital Markets there was growth in trading assets. Higher cash resources, primarily deposits with the U.S. Federal Reserve, accounted for the majority of the increase in Corporate Services.

Net Interest Margin (teb)*

(In basis points)	Q2-2011	Increase (Decrease) vs. Q2-2010	Increase (Decrease) vs. Q1-2011	YTD-2011	Increase (Decrease) vs. YTD-2010

P&C Canada	293	2	(7)	297	4
P&C U.S.	430	75	26	417	72

Personal and Commercial Client Group	315	12	(2)	316	13
Private Client Group	310	30	18	301	21
BMO Capital Markets	76	(25)	(4)	78	(19)
Corporate Services, including Technology and Operations (T&O)**	nm	nm	nm	nm	nm

Total BMO	189	1	7	186	(1)

Total Canadian Retail***	295	3	(7)	298	5

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is negative and lowered BMO’s overall net interest margin to a greater degree in 2010 than in 2011.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm - not meaningful

8 • BMO Financial Group Second Quarter Report 2011

Non-Interest Revenue

Non-interest revenue is detailed in the attached summary unaudited consolidated financial statements. Non-interest revenue in the current quarter increased $70 million or 4.6% from a year ago. The growth was mostly attributable to an increase in Corporate Services, partially offset by decreases in the other operating groups. Private Client Group non-interest revenue was modestly higher but had strong growth excluding the impact of earthquake-related reinsurance claims.

Non-interest revenue in Corporate Services increased due to the favourable impact of hedging activities relative to a year ago, which increased other non-interest revenue, and higher securitization revenues largely related to a credit card loan securitization in the current quarter. In the quarter, we securitized $1.3 billion of credit card loans and $1.4 billion of residential mortgage loans. There was strong growth in securities commissions. There were also healthy increases in mutual fund revenues and underwriting and advisory fees. There were reductions in trading revenues, due to a challenging trading environment and reduced client activity, and insurance income due to the earthquake-related reinsurance claims.

Relative to the first quarter, non-interest revenue decreased $122 million or 7.0%. The reduction was attributable to significant decreases in BMO Capital Markets and Private Client Group, partially offset by increases in Corporate Services. There were large decreases in trading and insurance revenues, the latter driven by the earthquake-related reinsurance claims and the adverse effects of unfavourable market movements on policyholder liabilities relative to the prior quarter. Non-interest revenue increased in Corporate Services primarily due to higher securitization revenues mainly due to the credit card loan securitization in the current quarter.

Year to date, non-interest revenue increased $296 million or 9.8%. There was very strong growth in BMO Capital Markets non-interest revenue due to increases in underwriting and advisory fees and securities commissions. Private Client Group non-interest revenue benefited from growth in securities commissions and mutual fund revenues, while good growth in insurance revenue was more than offset by the earthquake-related reinsurance claims. P&C Canada non-interest revenue growth was driven by the inclusion of two more months of Diners Club North American franchise results in the current year and higher mutual fund revenue. Growth in Corporate Services non-interest revenue was largely due to the favourable impact of hedging activities relative to a year ago, which increased other non-interest revenue.

Non-Interest Expense

Non-interest expense is detailed in the attached summary unaudited consolidated financial statements. Non-interest expense for the second quarter of 2011 increased $193 million or 10.5% from a year ago to $2,023 million. Adjusted non-interest expense increased $166 million or 9.2% from a year ago to $1,988 million. Adjusted expense excludes the amortization of acquisition-related intangible assets and costs relating to planning for the M&I integration. There were increases in employee compensation, due in part to higher performance-based compensation, in line with improved revenues. There were also continued investments in the business including staffing increases across groups and higher costs from acquisitions, including the Rockford-based bank, and from costs of planning for the integration of M&I, including increased professional fees. Computer and equipment costs, professional fees and travel expense also increased. The weaker U.S. dollar reduced expense growth by $33 million or 1.8 percentage points, but the harmonized sales tax, implemented in both Ontario and British Columbia on July 1, 2010, increased expenses year over year by approximately two-thirds of that amount.

Relative to the first quarter, non-interest expense decreased $23 million or 1.1%, a decrease equivalent to the impact of the weaker U.S. dollar. There were increases in computer and equipment costs and professional fees. Employee compensation decreased due largely to the annual cost of stock-based compensation for employees eligible to retire that is expensed in the first quarter.

Non-interest expense for the year to date increased $400 million or 10.9%. Adjusted non-interest expense increased $372 million or 10.2%. There was growth in employee compensation, including performance-based costs in line with improved results, increased computer and equipment costs, and higher professional fees and travel and entertainment expense. Expense growth was due in part to continued investment in our P&C businesses including technology development initiatives and the addition of employees in Canada, as well the effects of our acquisitions of certain assets and liabilities of the Rockford, Illinois-based bank and the Diners Club North American franchise. Expenses were also increased by the impact of the harmonized sales tax. The weaker U.S. dollar reduced expenses by $58 million.

BMO Financial Group Second Quarter Report 2011 • 9

Risk Management

Although the economies of North America are improving, with easing bankruptcy rates, improving delinquencies and fewer business failures, the pace of the economic recovery has been slowed by high unemployment, continued weakness in real estate markets and reduced consumer spending, particularly in the United States. Political unrest in the North African and West Asian regions, natural disasters in Asia and North America and ongoing concerns about sovereign debt in euro-zone countries have put a damper on the pace of the global recovery.

Provisions for credit losses totalled $145 million in the second quarter of 2011. Specific provisions for credit losses were $187 million or an annualized 42 basis points of average net loans and acceptances, compared with $248 million or 56 basis points in the first quarter and $249 million or 59 basis points in the second quarter of 2010. There was a $42 million reduction in the general allowance in the current quarter, and none in the comparable quarters.

On a geographic basis, specific provisions in Canada and other countries (excluding the United States) were $97 million in the second quarter of 2011, $116 million in the first quarter of 2011 and $126 million in the second quarter of 2010. Provisions in the United States for the comparable periods were $90 million, $132 million and $123 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the second quarter of 2011 were: $151 million in P&C Canada; $79 million in P&C U.S.; $5 million in Private Client Group and $nil in BMO Capital Markets. The P&C Canada losses of $151 million include credit losses of $48 million related to securitized assets, which are not included in BMO’s $187 million of specific provisions.

Actual credit losses in the first quarter of 2011 were: $160 million in P&C Canada; $131 million in P&C U.S.; $3 million in PCG; and $nil in BMO Capital Markets. The P&C Canada losses of $160 million include credit losses of $46 million related to securitized assets, which are not included in BMO’s $248 million of specific provisions.

Actual credit losses in the second quarter of 2010 were: $205 million in P&C Canada; $101 million in P&C U.S.; $2 million in PCG; and a recovery of $4 million in BMO Capital Markets. The P&C Canada losses of $205 million include credit losses of $55 million related to securitized assets, which are not included in BMO’s $249 million of specific provisions.

Impaired loan formations totalled $147 million in the current quarter, down from $283 million in the first quarter of 2011 and $366 million a year ago (excluding purchased impaired loans acquired a year ago as discussed below). Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans were $2,792 million at the end of the current quarter, down from $3,066 million in the first quarter and from $3,405 million a year ago. Impaired loans in the second quarter of 2011 include $291 million of the loans acquired in the Rockford, Illinois-based bank transaction completed in the second quarter of 2010, compared with $289 million of such loans in the first quarter of 2011 and $437 million a year ago. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2010 Annual Report.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position.

In December 2010, the Basel Committee on Banking Supervision finalized the Basel III international framework for liquidity risk measurement, standards and monitoring for implementation between 2015 and 2018. In February 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) announced it will update its liquidity framework during 2011 to align with the Basel framework.

Trading and Underwriting Market Value Exposure (MVE) rose quarter over quarter due to increased activity in fixed income businesses. Exposure in the bank’s available-for-sale (AFS) portfolios decreased through the period as mainly U.S. dollar-denominated assets were sold.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is outlined on the following page and is driven by rising interest rates. The exposure has increased modestly since the prior quarter, reflecting the impact of mortgage and loan customers extending maturity term. Structural earnings volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans re-pricing lower.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Second Quarter Report 2011

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q2-2010	YTD-2011	YTD-2010

New specific provisions	258	330	358	588	759
Reversals of previously established allowances	(21)	(24)	(68)	(45)	(91)
Recoveries of loans previously written-off	(50)	(58)	(41)	(108)	(86)

Specific provision for credit losses	187	248	249	435	582
Decrease in the general allowance	(42)	-	-	(42)	-

Provision for credit losses (PCL)	145	248	249	393	582

Specific PCL as a % of average net loans and acceptances (annualized)	0.42%	0.56%	0.59%	0.49%	0.69%
PCL as a % of average net loans and acceptances (annualized)	0.33%	0.56%	0.59%	0.45%	0.69%
Changes in Gross Impaired Loans and Acceptances (GIL)
(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,066	3,221	3,134	3,221	3,297
Additions to impaired loans & acceptances	147	283	366	430	822
Additions to (reductions in) impaired loans due to acquisitions (1)	-	-	437	-	437
Reductions in impaired loans & acceptances (2)	(139)	(149)	(242)	(288)	(507)
Write-offs	(282)	(289)	(290)	(571)	(644)

GIL, End of Period (1)	2,792	3,066	3,405	2,792	3,405

GIL as a % of gross loans & acceptances (excluding acquisitions)	1.42%	1.55%	1.73%	1.42%	1.73%
GIL as a % of gross loans & acceptances (including acquisitions)	1.58%	1.71%	1.98%	1.58%	1.98%
GIL as a % of equity and allowance for credit losses (excluding acquisitions) (3)	10.38%	11.63%	13.25%	10.38%	13.25%
GIL as a % of equity and allowances for credit losses (including acquisitions) (3)	11.58%	12.84%	15.20%	11.58%	15.20%

(1)	The U.S. portfolio acquired in Q2 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in Q3. Subsequent changes in impaired loan balances on this portfolio are included in “Additions to” or “Reductions in impaired loans & acceptances”, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss-sharing agreement, with the FDIC absorbing 80% of loan losses. There were $291 million of GIL on this portfolio in Q2 2011 ($289 million in Q1 2011).
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($156 million in Q2 2011; $170 million in Q1 2011; and $204 million in Q2 2010).
(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended April 30, 2011				As at January 31, 2011	As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.1)	(0.2)	(0.3)	(0.1)	(0.2)	(0.1)
Equity VaR	(4.0)	(4.2)	(5.3)	(3.4)	(4.6)	(7.5)
Foreign Exchange VaR	(1.8)	(3.0)	(4.4)	(1.8)	(3.4)	(0.6)
Interest Rate VaR (Mark-to-Market)	(10.9)	(10.6)	(12.9)	(8.6)	(8.3)	(7.5)
Diversification	5.8	7.3	nm	nm	6.6	4.8

Trading Market VaR	(11.0)	(10.7)	(12.5)	(9.1)	(9.9)	(10.9)
Trading & Underwriting Issuer Risk	(4.1)	(3.7)	(4.5)	(2.8)	(3.5)	(2.7)

Total Trading & Underwriting MVE	(15.1)	(14.4)	(16.1)	(12.9)	(13.4)	(13.6)

Interest Rate VaR (AFS)	(13.1)	(16.2)	(19.2)	(13.1)	(16.6)	(7.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	April 30 2011	Jan. 31 2011	Oct. 31 2010

Market value exposure (MVE) (pre-tax)	(612.9)	(596.0)	(564.1)
12-month earnings volatility (EV) (after-tax)	(78.8)	(79.2)	(63.8)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)		Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010

100 basis point increase	(430.9)	(414.3)	(380.5)	12.0	18.6	20.9
100 basis point decrease	356.1	335.7	322.3	(74.8)	(77.6)	(70.3)

200 basis point increase	(887.6)	(866.0)	(815.1)	12.4	22.0	33.4
200 basis point decrease	745.1	688.0	738.2	5.9	(6.3)	(12.8)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2011 results in an increase in earnings after tax of $81 million and an increase in before tax economic value of $237 million ($80 million and $255 million, respectively, at January 31, 2010). A 100 basis point decrease in interest rates at April 30, 2011 results in a decrease in earnings after tax of $76 million and a decrease in before tax economic value of $245 million ($74 million and $270 million, respectively, at January 31, 2010). These impacts are not reflected in the table above.

BMO Financial Group Second Quarter Report 2011 • 11

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $231 million increased $24 million from the second quarter of 2010 and decreased $27 million from the first quarter of 2011. The effective tax rate for the quarter was 22.0%, compared with 21.4% in the second quarter of 2010 and 24.5% in the first quarter of 2011. The lower effective tax rate in the current quarter, as compared to the first quarter of 2011, was primarily due to a provision for prior periods’ income taxes recorded in the U.S. business segment of BMO Capital Markets in the first quarter of 2011. The higher effective tax rate in the current quarter, as compared to the second quarter of 2010, was primarily due to lower tax-exempt income, partially offset by higher recoveries of prior periods’ income taxes and a reduction in the statutory Canadian income tax rate in 2011.

As explained at the end of the Q2 2011 Regulatory Capital Review section, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations and their effect on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from a hedging gain or loss is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $116 million for the quarter and $180 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the summary unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009

Total revenue	3,217	3,346	3,229	2,907	3,049	3,025	2,989	2,978
Provision for credit losses – specific	187	248	253	214	249	333	386	357
Provision for (recovery of) credit losses – general	(42)	-	-	-	-	-	-	60
Non-interest expense	2,023	2,046	2,023	1,898	1,830	1,839	1,779	1,873
Net income	800	776	739	669	745	657	647	557
Adjusted net income	804	784	748	678	752	664	690	609

Basic earnings per share ($)	1.35	1.31	1.25	1.13	1.27	1.12	1.12	0.97
Diluted earnings per share ($)	1.34	1.30	1.24	1.13	1.26	1.12	1.11	0.97
Adjusted diluted earnings per share ($)	1.35	1.32	1.26	1.14	1.28	1.13	1.18	1.05
Net interest margin on earning assets (%)	1.89	1.82	1.89	1.88	1.88	1.85	1.73	1.74
Effective income tax rate (%)	22.0	24.5	20.6	13.4	21.4	20.8	19.2	16.4
Canadian/U.S. dollar exchange rate (average)	0.96	1.01	1.04	1.05	1.03	1.06	1.08	1.11

Net income:
P&C Canada	401	444	419	425	394	403	402	366
P&C U.S.	42	42	39	40	46	51	52	58

Personal and Commercial Banking	443	486	458	465	440	454	454	424
Private Client Group	101	153	129	105	115	111	106	114
BMO Capital Markets	235	257	214	130	260	212	259	309
Corporate Services, including T&O	21	(120)	(62)	(31)	(70)	(120)	(172)	(290)

BMO Financial Group	800	776	739	669	745	657	647	557

BMO’s quarterly earning trends were reviewed in detail on pages 94 and 95 of the 2010 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2009 through the second quarter of fiscal 2011.

Results in the past year have been strengthening, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income. Expenses have been growing, reflecting acquisitions, initiative spending and business growth.

P&C Canada benefited from strong volume growth in 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Current period results are modestly higher than a year ago but lower than in the prior quarter due to fewer days in the quarter and a lower net interest margin. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010.

P&C U.S. has operated in a difficult economic environment since 2007 and results determined using our expected loss provisioning methodology in 2009 through the second quarter of 2011 have increasingly been impacted by the effect of impaired loans, which negatively impacts both revenues and expenses. Results in 2010 were also affected by acquisition integration costs. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, P&C U.S.

12 • BMO Financial Group Second Quarter Report 2011

results reflect the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank.

Private Client Group results in recent quarters reflected growth in most businesses. In the most recent quarter, the insurance business was impacted by reinsurance claims of $47 million after tax related to the earthquakes in Japan and New Zealand. The group’s asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and have increased over the course of 2010 and into 2011 as equity markets strengthened. Insurance results in the third quarter of 2009 included a $23 million recovery of prior periods’ income taxes.

BMO Capital Markets results in 2009 were very strong as the trading environment was particularly favourable. In 2010, results varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. In the first quarter of 2011, results were strong, reflecting increases in trading revenue, mergers and acquisitions activity and underwriting fees, but were also lowered by a provision for prior periods’ income taxes. Results for the most recent quarter were down due primarily to a less favourable trading environment and reduced client activity.

Corporate Services results showed continued improvement throughout 2010 due to decreased provisions for credit losses and better revenues. Results in the third quarter of 2009 were affected by a $60 million increase in the general allowance for credit losses. Net income improved in each consecutive quarter of 2009 and 2010 until the fourth quarter. Results in the first quarter of 2011 were affected by an increase in credit provisions and reduced revenues. Results in the most recent quarter benefited from reduced provisions for credit losses, including a $42 million reduction in the general allowance, and higher revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $413.2 billion increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $2.4 billion. The $1.6 billion increase reflects increases in cash and cash equivalents and interest bearing deposits with banks of $7.2 billion, mainly due to excess short-term funds placed on deposit with the Federal Reserve, and an increase in securities borrowed or purchased under resale agreements of $4.9 billion as a result of an increase in client demand. These factors were partially offset by decreases in derivative assets of $5.5 billion, securities of $2.8 billion, net loans and acceptances of $1.9 billion and other assets of $0.3 billion.

The $5.5 billion decrease in derivative assets was primarily in interest rates contracts, partially offset by higher foreign exchange contracts. Volatility in exchange and interest rates increases the value of derivative assets and liabilities, usually comparably.

The $1.9 billion decrease in net loans and acceptances balances was due to a reduction in loans to businesses and governments of $2.2 billion, as more corporate clients have accessed the debt market and have used those funds to pay down bank facilities, and a decrease in credit card loans of $1.4 billion, due mainly to higher levels of securitization activity. These declines were offset in part by increases of $0.8 billion in residential mortgages and $1.0 billion in consumer instalment and other personal loans, primarily due to growth in home equity loans. P&C Canada’s commercial loan balances increased.

Liabilities and shareholders’ equity increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased liabilities and shareholders’ equity by $2.4 billion. The $1.6 billion increase primarily reflects growth in securities sold but not yet purchased of $7.2 billion, deposits of $4.1 billion, subordinated debt of $1.4 billion and shareholders’ equity of $0.5 billion. These factors were partially offset by a decrease in derivative financial liabilities of $6.8 billion, securities lent or sold under repurchase agreements of $3.2 billion, other liabilities of $0.8 billion, acceptances of $0.4 billion and capital trust securities of $0.4 billion.

The $7.2 billion increase in securities sold but not yet purchased was mainly driven by increased client activities.

The $3.2 billion decrease in securities lent or sold under repurchase agreements was due to a less favourable market that resulted in lower client-driven trading activities.

Deposits by businesses and governments, which account for 53% or $135.2 billion of total deposits, increased $4.5 billion with increases in both wholesale deposits and customer deposits. Deposits by individuals, which account for 39% or $99.2 billion of total deposits, increased $0.2 billion and were offset by a $0.5 billion decrease in deposits by banks, which account for the remaining 8% or $19.0 billion of total deposits.

The increase in subordinated debt was due to a $1.5 billion issuance during the quarter.

The increase in shareholders’ equity of $0.5 billion reflects a $0.3 billion issuance of preferred shares and an increase in retained earnings, partially offset by an increase in accumulated other comprehensive loss due mainly to a net loss on translation of our net investment in foreign operations.

The decrease in capital trust securities was due to the $400 million redemption of all of the outstanding Trust Capital Securities Series B (“BMO BOaTS – Series B”) in the first quarter.

Contractual obligations by year of maturity are outlined in Table 20 on page 106 of BMO’s 2010 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group Second Quarter Report 2011 • 13

Capital Management

Q2 2011 Regulatory Capital Review

BMO remains well-capitalized, with a Basel II Tier 1 Capital Ratio of 13.82% as at April 30, 2011. Tier 1 capital was $21.9 billion and risk-weighted assets (RWA) were $158.7 billion. The Tier 1 Ratio increased 37 basis points from 13.45% at October 31, 2010 as a result of higher Tier 1 capital and lower RWA, as explained below, and increased 80 basis points from 13.02% in the first quarter. The Basel II Common Equity Ratio was 10.67% as at April 30, 2011. Regulatory common equity was $16.9 billion. The Common Equity Ratio increased 41 basis points from 10.26% at October 31, 2010 as a result of higher regulatory common equity and lower RWA. The current ratios reflect the impact of the acquisition of Lloyd George Management (LGM) that closed on April 28, 2011.

In the first quarter of 2011, the Office of the Superintendent of Financial Institutions (Canada) approved BMO’s application to use the Advanced Internal Ratings Based Approach (AIRB) to determine credit risk RWA for Harris Bancorp, Inc. The change in methodology increased Basel II capital deductions for expected losses in excess of allowances, reduced the portion of the general allowance that can be included in Tier 2 capital, and increased RWA.

Tier 1 capital increased $254 million from October 31, 2010. The increase was due to growth in common shareholders equity and the issuance of $290 million of 3.90% Preferred Shares Series 25 on March 11, 2011. These factors were partially offset by the redemption of $400 million of BMO BOaTS-Series B in the first quarter and higher Basel II capital deductions, as noted above.

RWA decreased $2.5 billion from October 31, 2010, primarily due to the impact of the strengthening Canadian dollar on U.S. dollar-denominated RWA and to lower corporate and securitization RWA, partially offset by the adoption of the AIRB approach for Harris Bancorp Inc., as outlined above.

BMO’s Basel II Total Capital Ratio was 17.03% at April 30, 2011. The ratio increased 112 basis points from 15.91% at the end of 2010. Total capital increased $1.4 billion to $27.0 billion as at April 30, 2011, primarily due to the impact of $1.5 billion of 3.979% Series G Medium Term Notes First Tranche subordinated indebtedness issued on March 2, 2011 and growth in Tier 1 capital, partially offset by higher Basel II capital deductions and the adoption of the AIRB approach for Harris Bancorp Inc., as noted above.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which, when coupled with the foreign exchange impact of U.S. dollar-denominated RWA on Canadian dollar-equivalent RWA, can create volatility in the bank’s capital ratios. To manage the impact of foreign exchange rate changes on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge this foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

The rules on Basel III capital requirements have now been largely outlined and BMO’s Basel III Capital Ratios are strong. We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions, BMO’s pro-forma April 30, 2011 Common Equity Ratio and Tier 1 Capital Ratio would be 8.6% and 11.5%, respectively, up from our pro-forma estimates at January 31, 2011 of 8.2% and 10.7%, respectively. The improvements were primarily due to the quarter-over-quarter changes in Basel II capital and RWA and to refined estimates for certain Basel III impacts.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets (Canadian $ in millions)	Q2-2011	Q4-2010
Gross regulatory common shareholders’ equity	19,209	18,753
Non-cumulative preferred shares	2,861	2,571
Innovative Tier 1 Capital Instruments	2,124	2,542
Non-controlling interest in subsidiaries	23	23
Goodwill and excess intangible assets	(1,584)	(1,619)
Net Tier 1 Capital	22,633	22,270
Securitization-related deductions	(165)	(165)
Expected loss in excess of allowance – AIRB approach	(113)	-
Substantial investments/Investments in insurance subsidiaries	(422)	(427)
Other deductions	(1)	-
Adjusted Tier 1 Capital (Tier 1 Capital)	21,932	21,678
Subordinated debt	5,208	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for- sale equity securities	15	10
Eligible general allowance for credit losses	32	292
Total Tier 2 Capital	6,055	4,878
Securitization-related deductions	(18)	(29)
Expected loss in excess of allowance – AIRB approach	(113)	-
Substantial Investments/Investment in insurance subsidiaries	(833)	(890)
Adjusted Tier 2 Capital	5,091	3,959
Total Capital	27,023	25,637

Risk-Weighted Assets
(Canadian $ in millions)	Q2-2011	Q4-2010
Credit risk	132,646	136,290
Market risk	5,273	5,217
Operational risk	20,754	19,658
Total risk-weighted assets	158,673	161,165

Outstanding Shares and Securities Convertible into Common Shares

As at May 18, 2011	Number of shares or dollar amount
Common shares	569,691,000
Class B Preferred Shares
Series 5	$ 200,000,000
Series 13	$ 350,000,000
Series 14	$ 250,000,000
Series 15	$ 250,000,000
Series 16	$ 300,000,000
Series 18	$ 150,000,000
Series 21	$ 275,000,000
Series 23	$ 400,000,000
Series 25	$ 290,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$ 300,000,000
Stock options
– vested	7,046,000
– non-vested	7,755,000
(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2010 Annual Report in Note 20 to the audited financial statements on pages 145 to 146.

14 • BMO Financial Group Second Quarter Report 2011

Under Basel III, the bank’s regulatory common equity would decrease by approximately $1.7 billion from $16.9 billion to $15.2 billion as at April 30, 2011, and its Tier 1 capital would decrease by approximately $1.7 billion from $21.9 billion to $20.2 billion. Pro-forma regulatory common equity and Tier 1 capital decrease relative to reported April 30, 2011 Basel II results primarily because of the impact of the adoption of International Financial Reporting Standards (IFRS) on retained earnings, as well as new Basel III capital deductions. These factors are partially offset by the removal of certain existing Basel II deductions from capital and their conversion to higher levels of RWA.

Our RWA as at April 30, 2011 would increase by approximately $16.7 billion from $158.7 billion to $175.4 billion, primarily due to higher counterparty credit risk RWA ($11.0 billion) and, to a lesser extent, higher market risk RWA, as well as the conversion of certain existing Basel II capital deductions to RWA ($5.7 billion), as noted above.

BMO’s pro-forma Total Capital Ratio and Leverage Ratio also exceed Basel III minimum requirements.

The preceding pro-forma ratios do not include the impact of the pending M&I acquisition, which is expected to close in the third quarter. The estimated impact of the acquisition on our capital ratios is described in the Other Capital Developments section that follows.

The pro-forma calculations and statements in this section and the sections that follow assume full implementation of announced Basel III regulatory capital requirements and include the potential impact of certain key changes associated with the adoption of IFRS. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in both our 2010 Annual Report and starting on the following page of this document. In calculating the Basel III Tier 1 Capital Ratio and commenting on the bank’s Basel III Total Capital Ratio and Leverage Ratio, we also assumed existing non-common share Tier 1 and Tier 2 capital instruments are fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions outlined in our 2010 Annual Report. We expect to be able to refinance non-common share capital instruments as and when necessary to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to mitigate the impact of the changes, the benefit of retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

Other Capital Developments

In the first quarter, we announced an agreement to acquire M&I.

After incorporating the estimated capital requirements for M&I at closing, the resulting share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel II Common Equity Ratio and Tier 1 Capital Ratio would be approximately 9.4% and 11.9%, respectively, as at April 30, 2011. After incorporating the estimated capital requirements for M&I at closing, the resulting share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio would be approximately 6.9% and 9.2%, respectively, as at April 30, 2011. If the pro-forma ratios were calculated assuming a $400 million common share issuance, the pro-forma ratios would be approximately 20 basis points higher. BMO’s pro-forma Total Capital Ratio and Leverage

Ratio would also continue to exceed Basel III minimum requirements assuming no common equity is raised. BMO’s pro-forma Basel III capital ratios are strong after considering the acquisition and the bank is well-positioned to meet Basel III capital requirements in the near term.

During the quarter, 1,902,000 shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.

On May 25, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 26, 2011, to shareholders of record on August 2, 2011. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch Ratings (AA-); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

During the first quarter, Moody’s placed its rating under review for downgrade following the announcement of our intention to acquire M&I, citing execution risks and the scope of the integration work with this major transaction. The other three ratings agencies continue to maintain their ratings with a stable outlook.

BMO Financial Group Second Quarter Report 2011 • 15

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 159 of the 2010 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Variable Interest Entities and Guarantees, which are described on pages 64 to 66 and 68 to 70 of the 2010 Annual Report as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended April 30, 2011.

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2010 audited consolidated financial statements outline our significant accounting policies.

Pages 68 to 70 of the 2010 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Select Financial Instruments

Pages 63 to 67 of BMO’s 2010 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes, if any, in our interim MD&A.

The amount drawn on the liquidity facilities BMO provides to the Structured Investment Vehicles (SIVs) was lowered to US$3.2 billion and €313 million at the end of the quarter, down from US$3.8 billion and €417 million at the end of the first quarter and US$4.3 billion and €478 million at the end of fiscal 2010. The decreases were attributable to asset sales and asset maturities. The book values of the subordinated capital notes at quarter end were US$514 million and €113 million for Links and Parkland, respectively, compared with US$689 million and €141 million at the end of fiscal 2010.

Select Geographic Exposures

In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Spain and Portugal totalled approximately $189 million at quarter end. Of this amount, our direct credit exposures in Greece, Ireland and Portugal (the three countries that have negotiated or are in the process of negotiating bailout packages) were $4 million, $3 million and $79 million, respectively, and were primarily to banks for trade finance, lending and trading products. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These reserves totalled approximately $174 million at quarter end.

The BMO-managed SIVs had exposure with a par value of approximately $55 million to counterparties in Ireland, with no exposure in Greece, Italy, Spain and Portugal. This exposure was comprised of approximately $38 million of government guaranteed Irish bank senior debt and approximately $17 million of subordinated debt of an Irish insurance company, relatively unchanged from the preceding quarter.

BMO’s direct credit exposures in the North African countries of Egypt, Libya, Morocco, Algeria and Tunisia consist solely of trade finance products with bank counterparties. Exposures in these countries amounted to approximately $65 million at quarter end, including counterparty exposure of approximately $10 million in Egypt and negligible amounts in Libya and Tunisia. BMO has no direct credit exposure in the Middle Eastern countries of Syria and Yemen.

We do not expect any losses related to the Japanese earthquake other than those in our insurance operations that have been discussed in this document.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).

Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic review and assessment phase. Our implementation and education phase is substantially completed, and we have entered the third and final phase of our transition. This final phase includes the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, and finalizing our choices on the policy decisions available under IFRS.

Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between the bank’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be dependent on the completion of all our

16 • BMO Financial Group Second Quarter Report 2011

project workstreams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS, and the prevailing market conditions and economic circumstances at the time of transition. Other significant differences may be identified prior to our transition to IFRS.

Pension and Other Employee Future Benefits

On transition to IFRS, we can choose to recalculate pension and other future employee benefits expense back to inception of the plans as though we had always applied the IFRS employee benefits requirements, or to record market-related amounts that exist on November 1, 2010 directly in retained earnings (the fresh start method). Market related amounts include unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations. We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.

Asset Securitization

In 2010, we substantially completed our assessment of the accounting treatment under IFRS of loans and mortgages sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program. Our preliminary conclusion is that the loans and mortgages sold by the bank to these securitization programs will remain on our balance sheet. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet.

We expect to complete our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to the National Housing Act Mortgage-Backed Securities program in the third quarter of 2011.

Additional information on our asset securitizations is included in Note 8 on page 126 of the consolidated financial statements in our 2010 Annual Report.

Consolidation

In 2010, we substantially completed our assessment of whether we are required to consolidate our credit protection vehicle Apex Trust (“Apex”) and our structured investment vehicles (“SIVs”) when we transition to IFRS. Our preliminary conclusion is that the bank would be required to consolidate Apex and the SIVs. Under Canadian GAAP, we are not required to consolidate Apex and the SIVs.

In the current quarter, we substantially completed our assessment of whether we are required to consolidate our U.S. customer securitization vehicle. We assessed the consolidation requirement based on whether the bank would in substance control the vehicle, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicle are conducted on behalf of the bank, the bank’s exposure to the risks and benefits of the vehicle, its decision-making power over the vehicle, and whether these considerations demonstrate that the bank, in substance, controls the vehicle and therefore must consolidate it. Our preliminary conclusion is that the bank would be required to consolidate the vehicle, as our analysis indicates that the bank, in substance, controls the vehicle, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate our U.S. customer securitization vehicle.

Consolidation of our U.S. customer securitization vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $3 billion on November 1, 2010, the beginning of our comparative year. The risk-weighted assets of this vehicle are already included in the current determination of the bank’s risk-weighted assets. In addition, we do not expect the consolidation of the vehicle would result in any significant adjustment to opening retained earnings. As a result, we do not expect that consolidation of the vehicle would have a significant impact on the calculation of our Tier 1 Capital Ratio.

We expect to complete our assessment of our Canadian customer securitization vehicles and other less significant VIEs in the third quarter of 2011. Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 128 of the consolidated financial statements in our 2010 Annual Report.

Accumulated other Comprehensive Loss on Translation of Foreign

Operations

On transition to IFRS, we can either recalculate translation differences on an IFRS basis as through we had always applied the IFRS requirements or reset the accumulated other comprehensive loss on translation of net foreign operations to zero. We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero.

Quantification of the impact of certain key differences

Pages 71 through 73 of our 2010 Annual Report contain discussions on the key elements of our transition plan, approximate impacts to our 2011 opening balance sheet and capital ratios of certain key differences, and our assessment of the optional exemptions from retroactive application of IFRS. Readers are encouraged to review these discussions for more details.

This Transition to International Financial Reporting Standards section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

U.S. Legislative Developments

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we continue to assess the impact of the legislation on our operations. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on our operations or the financial industry more generally. The change to overdraft fees as a result of Regulation E (which came into effect in the summer of 2010), together with the proposed reductions to interchange fees under Dodd-Frank is expected to lower P&C U.S. net income on an annual basis by approximately US$30 to US$40 million. We also anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was re-proposed in the Administration’s 2012 budget. Although the details of the proposed fee have not been fully released, the proposed fee, if implemented, could apply to some or all of our U.S. operations. The proposed fee will not become law unless approved by the President and the United States Congress.

BMO Financial Group Second Quarter Report 2011 • 17

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q2-2011

	Q2-2011					YTD-2011
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO	P&C	PCG	BMO CM	Corporate including T&O	Total BMO
Net interest income (teb) (1)	1,342	108	297	(127)	1,620	2,741	211	633	(338)	3,247
Non-interest revenue	482	474	539	102	1,597	973	1,032	1,166	145	3,316
Total revenue (teb) (1)	1,824	582	836	(25)	3,217	3,714	1,243	1,799	(193)	6,563
Provision for credit losses	171	2	30	(58)	145	344	4	60	(15)	393
Non-interest expense	1,027	437	468	91	2,023	2,061	896	961	151	4,069
Income before income taxes and non- controlling interest in subsidiaries	626	143	338	(58)	1,049	1,309	343	778	(329)	2,101
Income taxes (recovery) (teb) (1)	183	42	103	(97)	231	380	89	286	(266)	489
Non-controlling interest in subsidiaries	-	-	-	18	18	-	-	-	36	36
Net income Q2-2011	443	101	235	21	800	929	254	492	(99)	1,576
Net income Q1-2011	486	153	257	(120)	776
Net income Q2-2010	440	115	260	(70)	745	894	226	472	(190)	1,402
Other statistics
Net economic profit	249	68	114	(138)	293	527	189	241	(409)	548
Return on equity	24.5%	32.5%	21.4%	nm	16.7%	24.9%	40.5%	21.6%	nm	16.2%
Operating leverage	(3.0%)	(4.2%)	(8.9%)	nm	(5.0%)	(2.0%)	0.7%	(0.3%)	nm	(2.8%)
Productivity ratio (teb)	56.3%	75.0%	56.0%	nm	62.9%	55.5%	72.1%	53.4%	nm	62.0%
Net interest margin on earning assets (teb)	3.15%	3.10%	0.76%	nm	1.89%	3.16%	3.01%	0.78%	nm	1.86%
Average common equity	7,112	1,251	4,271	6,194	18,828	7,210	1,248	4,350	5,958	18,766
Average earning assets ($ billions)	174.8	14.3	161.1	1.5	351.7	175.0	14.1	163.4	0.4	352.8
Full-time equivalent employees	20,785	4,907	2,043	10,980	38,715

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

18 • BMO Financial Group Second Quarter Report 2011

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	1,342	93	7%	(57)	(4%)	2,741	209	8%
Non-interest revenue	482	(13)	(3%)	(9)	(2%)	973	-	-
Total revenue (teb)	1,824	80	5%	(66)	(4%)	3,714	209	6%
Provision for credit losses	171	19	13%	(2)	(1%)	344	41	13%
Non-interest expense	1,027	71	7%	(7)	(1%)	2,061	152	8%
Income before income taxes	626	(10)	(2%)	(57)	(8%)	1,309	16	1%
Income taxes (teb)	183	(13)	(7%)	(14)	(8%)	380	(19)	(5%)
Net income	443	3	1%	(43)	(9%)	929	35	4%

Return on equity	24.5%		(3.1%)		(0.8%)	24.9%		(2.4%)
Operating leverage	(3.0%)		nm		nm	(2.0%)		nm
Productivity ratio (teb)	56.3%		1.5%		1.6%	55.5%		1.0%
Net interest margin on earning assets (teb)	3.15%		0.12%		(0.02%)	3.16%		0.13%
Average earning assets ($ billions)	174.8	5.5	3%	(0.3)	-	175.0	6.2	4%

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	1,059	69	7%	(50)	(5%)	2,168	160	8%
Non-interest revenue	416	(2)	(1%)	(3)	(1%)	835	23	3%
Total revenue (teb)	1,475	67	5%	(53)	(4%)	3,003	183	6%
Provision for credit losses	136	15	13%	-	-	272	31	13%
Non-interest expense	780	58	8%	7	1%	1,553	120	8%
Income before income taxes	559	(6)	(1%)	(60)	(10%)	1,178	32	3%
Income taxes (teb)	158	(13)	(8%)	(17)	(10%)	333	(16)	(5%)
Net income	401	7	2%	(43)	(10%)	845	48	6%
Personal revenue	920	40	5%	(36)	(4%)	1,876	102	6%
Commercial revenue	555	27	5%	(17)	(3%)	1,127	81	8%
Operating leverage	(3.3%)		nm		nm	(1.9%)		nm
Productivity ratio (teb)	52.8%		1.6%		2.2%	51.7%		0.9%
Net interest margin on earning assets (teb)	2.93%		0.02%		(0.07%)	2.97%		0.04%
Average earning assets ($ billions)	148.1	8.3	6%	1.5	1%	147.4	9.0	7%

nm – not meaningful

Q2 2011 vs Q2 2010

P&C Canada net income of $401 million was up $7 million or 1.7% from a year ago.

Revenue increased $67 million or 4.7%, driven by volume growth across most products and an improved net interest margin. Net interest margin increased by 2 basis points, driven primarily by higher spreads in personal lending products.

In the personal banking segment, revenue increased $40 million or 4.5%, driven by volume growth and higher spreads in personal lending products. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.6% year over year. Total personal lending market share was unchanged year over year. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

Personal cards loan balances increased 0.3%.

Personal deposits balances increased 0.4% year over year with an increase in retail operating deposits and a reduction in term deposits. Market share for both retail operating deposits and term deposits decreased year over year in the highly competitive environment.

In the commercial banking segment, revenue increased $27 million or 4.9% year over year. The effects of volume growth, favourable product mix and net investment securities gains were partially offset by lower cards revenue.

Commercial loan balances grew 7.1% and our market share increased year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial cards balances decreased 3.9%, primarily due to attrition in Diners Club balances, as expected.

Commercial deposit balances grew 10.3%. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.

BMO Financial Group Second Quarter Report 2011 • 19

Provisions for credit losses on an expected loss basis increased $15 million or 13% due to growth in the portfolio.

Non-interest expense increased $58 million or 8.0% due to higher initiatives spending, higher salaries and benefits from increased employment levels and annual salary increases, and higher professional fees and advertising expense. The group’s operating leverage was negative 3.3%, as we continue to invest strategically to improve our competitive position.

Average current loans and acceptances, including securitized loans, increased $8.9 billion or 6.3% from a year ago and personal and commercial deposits grew $3.4 billion or 3.4%.

Q2 2011 vs Q1 2011

Net income decreased $43 million or 9.6%.

Revenue decreased $53 million or 3.5%, driven by fewer days in the quarter, and a lower net interest margin. Net interest margin decreased 7 basis points due to continued low interest rates in the competitive environment, resulting in lower mortgage, commercial loan and term deposit spreads. The margin reduction was also attributable to the impact of unfavourable mix from a lower proportion of card balances and deposits.

Non-interest expense increased $7 million or 0.7%, primarily due to higher initiatives spending and higher employee costs as a result of higher employment levels and annual salary increases. These factors were partially offset by the impact of three fewer days, the benefit of a sales tax recovery in the second quarter and the impact of a sales tax expense and stock-based compensation costs for employees eligible to retire that were recognized in the first quarter.

Average current loans and acceptances, including securitized loans, increased $1.6 billion or 1.1% from the preceding quarter, while personal and commercial deposits were unchanged.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $48 million or 5.9% to $845 million.

Revenue increased $183 million or 6.5%, driven by volume growth, an improved net interest margin, the inclusion of two more months of results of the Diners Club business in the current year and higher mutual fund revenues. Net interest margin improved by 4 basis points primarily due to higher spread in personal lending products.

Non-interest expense increased $120 million or 8.4%, primarily due to higher initiatives spending, higher employee costs from increased staff levels in the sales force, the inclusion of two more months of results of the Diners Club North American franchise business in the current year and higher professional fees.

Average current loans and acceptances, including securitized loans, increased $9.5 billion or 6.8%, while personal and commercial deposits increased $3.0 billion or 3.1%.

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	283	24	9%	(7)	(3%)	573	49	10%
Non-interest revenue	66	(11)	(14%)	(6)	(8%)	138	(23)	(15%)
Total revenue (teb)	349	13	4%	(13)	(4%)	711	26	4%
Provision for credit losses	35	4	13%	(2)	(5%)	72	10	15%
Non-interest expense	247	13	6%	(14)	(5%)	508	32	7%
Income before income taxes	67	(4)	(5%)	3	3%	131	(16)	(11%)
Income taxes (teb)	25	-	-	3	10%	47	(3)	(5%)
Net income	42	(4)	(9%)	-	-	84	(13)	(13%)

Operating leverage	(1.6%)		nm		nm	(2.9%)		nm
Productivity ratio (teb)	70.9%		1.1%		(1.1%)	71.5%		2.0%
Net interest margin on earning assets (teb)	4.30%		0.75%		0.26%	4.17%		0.72%
Average earning assets ($ billions)	26.7	(2.9)	(10%)	(1.8)	(6%)	27.6	(2.8)	(9%)

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	294	42	17%	6	2%	582	80	16%
Non-interest revenue	69	(6)	(9%)	(2)	(4%)	140	(15)	(10%)
Total revenue (teb)	363	36	11%	4	1%	722	65	10%
Non-interest expense	257	28	13%	(2)	(1%)	516	59	13%
Net Income	43	(2)	(3%)	1	5%	85	(8)	(8%)
Average earning assets (US$ billions)	27.7	(1.0)	(4%)	(0.6)	(2%)	28.0	(1.1)	(4%)

nm – not meaningful

20 • BMO Financial Group Second Quarter Report 2011

Q2 2011 vs Q2 2010

Net income of Cdn$42 million decreased Cdn$4 million or 9.2%, of which Cdn$2 million was due to the effects of currency translation. Amounts in the rest of this section are in U.S dollars. Net income of $43 million was down $2 million or 2.8% from $45 million a year ago.

The benefit of the Rockford, Illinois-based bank transaction and organic revenue growth was more than offset by a higher provision for credit losses, under BMO’s expected loss provisioning methodology, and an increase in the impact of impaired loans. The inclusion of assets and liabilities acquired on the Rockford transaction increased revenue by $19 million and expense by $15 million (including acquisition integration costs of $1.5 million pre-tax and $1.0 million after-tax).

On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $63 million, an increase of $2 million or 4.1% from a year ago.

Revenue of $363 million increased $36 million or 11%. Adjusting for the impact of the Rockford, Illinois-based bank transaction and impaired loans, revenue increased $11 million or 3.1%, primarily due to the effect of higher loan and deposit spreads and higher deposit balances, partially offset by lower lending and cash management fees.

Net interest margin of 4.30% increased 75 basis points due to higher loan and deposit spreads coupled with deposit balance growth.

Non-interest expense of $257 million was $28 million or 13% higher. Adjusting for the impact of the Rockford transaction, increased costs of managing impaired loans and changes in the Visa litigation accrual, expenses increased $4 million or 1.9%, primarily due to increases in advertising costs and deposit insurance premiums.

Q2 2011 vs Q1 2011

Net income was unchanged on a Canadian dollar basis. Amounts in the rest of this section are stated in U.S. dollars. Net income increased $1 million or 4.6% from the prior quarter as results reflected increased revenue and decreased expense.

Revenue increased $4 million or 1.0%, reflecting increased spreads on deposits and loans, which more than offset the impact of lower loan and deposit balances and decreased lending and cash management fees.

Net interest margin increased 26 basis points due to improved deposit spreads and a favourable change in mix of loan balances, partially offset by a decrease in deposit balances.

Non-interest expense decreased $2 million or 0.6%, primarily due to a reduction in the Visa litigation accrual.

Q2 YTD 2011 vs Q2 YTD 2010

Net income decreased Cdn$13 million or 13% from the prior year to Cdn$84 million. Amounts in the rest of this section are outlined in U.S. dollars. On a U.S. dollar basis, net income was $85 million, down $8 million or 8.2% from the prior year.

On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was $126 million, up $2 million or 1.9% from results of a year ago on a comparably-adjusted basis. Adjusted on this basis, the productivity ratio was 63.7%.

Revenue of $722 million was $65 million or 10% higher. Adjusting for the impact of the Rockford transaction and impaired loans, revenue increased $25 million or 3.9%. The effect of loan and deposit spread improvement and higher deposit balances more than offset a decline in personal loan balances and decreased lending and cash management fees.

Net interest margin of 4.17% increased 72 basis points due to improved deposit spreads and balances and a favourable change in the mix of loan balances.

Provisions for credit losses, on an expected loss basis, increased $14 million or 22%, primarily due to increases in expected losses on commercial loans.

Non-interest expense increased $59 million or 13%. Adjusting for the impact of the Rockford transaction, increased costs of managing impaired loans and changes in the Visa litigation accrual, expenses increased $12 million or 3.7%. The increase was primarily due to growth in deposit insurance premiums and advertising costs.

BMO Financial Group Second Quarter Report 2011 • 21

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	108	21	25%	5	5%	211	37	21%
Non-interest revenue	474	3	1%	(84)	(15%)	1,032	98	11%

Total revenue (teb)	582	24	5%	(79)	(12%)	1,243	135	12%
Provision for credit losses	2	-	-	-	-	4	-	-
Non-interest expense	437	35	9%	(22)	(5%)	896	92	11%

Income before income taxes	143	(11)	(6%)	(57)	(28%)	343	43	14%
Income taxes (teb)	42	3	13%	(5)	(8%)	89	15	21%

Net income	101	(14)	(13%)	(52)	(34%)	254	28	12%

Return on equity	32.5%		(5.1%)		(15.8%)	40.5%		4.9%
Operating leverage	(4.2%)		nm		nm	0.7%		nm
Productivity ratio (teb)	75.0%		2.9%		5.5%	72.1%		(0.4%)
Net interest margin on earning assets (teb)	3.10%		0.30%		0.18%	3.01%		0.21%
Average earning assets	14,300	1,633	13%	357	3%	14,119	1,623	13%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	67	8	12%	3	4%	131	10	8%
Non-interest expense	56	2	4%	(2)	(3%)	114	6	6%
Net income	6	3	+100%	2	80%	10	2	33%
Average earning assets	1,907	(188)	(9%)	(21)	(1%)	1,917	(206)	(10%)

nm – not meaningful

Q2 2011 vs Q2 2010

Net income was $101 million, down $14 million or 13% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, was $100 million, up $29 million or 41% as we continue to see growth across all of our businesses. Insurance net income was $1 million for the quarter, down $43 million from a year ago, primarily due to unusually high reinsurance claims as a result of the earthquakes in Japan and New Zealand that reduced second quarter net income by $47 million.

Revenue increased $24 million or 4.5% from the prior year, or by 13% adjusted for the earthquake-related reinsurance claims. Revenue of PCG, excluding insurance, increased 15%, driven by improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was down significantly year over year as growth in net premium revenue was more than offset by the $50 million impact of earthquake-related reinsurance claims. For the remainder of fiscal 2011, any further reinsurance losses resulting from natural catastrophes are limited to $40 million pre-tax, inclusive of the exposure from a reinsurance treaty renewed in the second quarter. Net interest income grew from the prior year primarily due to higher deposit spreads in our brokerage businesses, as well as higher deposit balances in Canadian private banking. The weaker U.S. dollar lowered revenue by $5 million or 0.9%.

Non-interest expense increased $35 million or 8.7%, primarily due to higher revenue-based costs associated with the revenue growth in PCG, excluding insurance, and investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $4 million or 0.9%. The productivity ratio of 75.0% increased 290 basis points from the prior year and the operating leverage was negative 4.2% in the current quarter. Adjusted for the earthquake-related reinsurance claims, the productivity ratio improved 300 basis points to 69.1% and the operating leverage ratio was 4.7% for the quarter.

Assets under management and administration of $284 billion grew $35 billion or 14%, after adjusting to exclude the impact of the weaker U.S. dollar, benefiting from attracting new client assets, improved equity market conditions and the acquisition of Lloyd George Management, which added $5 billion in assets under management.

Q2 2011 vs Q1 2011

Net income decreased $52 million or 34% from the first quarter. PCG net income, excluding the insurance business, was up $19 million or 24% with growth in most businesses. Insurance net income was down $71 million due primarily to the earthquake-related reinsurance claims and the adverse effect of unfavourable market movements on policyholder liabilities relative to the prior quarter. The earthquake-related reinsurance claims reduced second quarter net income by $47 million.

Revenue decreased $79 million or 12%, or by 4.4% adjusted for the earthquake-related reinsurance claims. Revenue in PCG, excluding insurance, increased 0.7% with growth in most of our non-insurance businesses, partially offset by the effect of three fewer days in the current quarter. Insurance revenue decreased significantly, primarily due to the higher claims discussed above and the adverse effect of unfavourable market movements on policyholder liabilities relative to the prior quarter. Net interest income grew, largely due to higher balances in the brokerage and private banking businesses. The weaker U.S. dollar lowered revenue by $3 million or 0.5%.

Non-interest expense decreased $22 million or 4.9%, as we continue to focus on expense management. Results in the first quarter included stock-based compensation costs for employees eligible to retire. The weaker U.S. dollar reduced expenses by $3 million or 0.6%.

Assets under management and administration increased by $12 billion or 4.5% after adjusting to exclude the impact of the weaker U.S. dollar, benefiting from attracting new client assets, improved equity market conditions and the acquisition of Lloyd George Management.

22 • BMO Financial Group Second Quarter Report 2011

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $28 million or 12% from the prior year. PCG net income, excluding the insurance business, was up $43 million or 31% with growth in all of the underlying businesses. Insurance net income was down $15 million or 17%, as growth in net premium revenue and a net benefit from the effects of favourable market movements on policyholder liabilities was more than offset by the $47 million impact of the earthquake-related reinsurance claims.

Revenue increased $135 million or 12%, or by 17% adjusted for the earthquake-related reinsurance claims. Revenue in PCG, excluding insurance, increased by 15% with growth in all of our businesses, largely driven by the brokerage businesses and mutual funds. Insurance revenue declined as growth in net premium revenues and a net benefit from the effects of favourable market movements on policyholder liabilities was more than offset by higher earthquake-related reinsurance claims. Net interest income grew, largely due to higher deposit spreads in the brokerage businesses and higher balances in private banking. The weaker U.S. dollar lowered revenue by $8 million or 0.8%.

Non-interest expense increased $92 million or 11%, primarily due to higher revenue-based costs associated with the revenue growth in PCG, excluding insurance, and select investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $7 million or 0.8%.

BMO Financial Group Second Quarter Report 2011 • 23

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	297	(83)	(22%)	(39)	(12%)	633	(108)	(15%)
Non-interest revenue	539	(1)	-	(88)	(14%)	1,166	144	14%

Total revenue (teb)	836	(84)	(9%)	(127)	(13%)	1,799	36	2%
Provision for credit losses	30	(37)	(55%)	-	-	60	(72)	(55%)
Non-interest expense	468	(1)	-	(25)	(5%)	961	21	2%

Income before income taxes	338	(46)	(12%)	(102)	(23%)	778	87	13%
Income taxes (teb)	103	(21)	(17%)	(80)	(43%)	286	67	30%

Net income	235	(25)	(9%)	(22)	(9%)	492	20	4%

Trading Products revenue	486	(130)	(21%)	(109)	(18%)	1,081	(63)	(6%)
Investment and Corporate Banking revenue	350	46	15%	(18)	(5%)	718	99	16%
Return on equity	21.4%		(3.5%)		(0.5%)	21.6%		0.1%
Operating leverage	(8.9%)		nm		nm	(0.3%)		nm
Productivity ratio (teb)	56.0%		5.0%		4.8%	53.4%		0.1%
Net interest margin on earning assets (teb)	0.76%		(0.25%)		(0.04%)	0.78%		(0.19%)
Average earning assets ($ billions)	161.1	6.7	4%	(4.5)	(3%)	163.4	9.6	6%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	251	12	5%	(20)	(8%)	522	9	2%
Non-interest expense	195	9	5%	-	-	390	42	12%
Net Income	25	22	+100%	44	+100%	6	(48)	(88%)
Average earning assets (US$ billions)	54.7	9.4	21%	(1.0)	(2%)	55.2	9.1	20%

nm – not meaningful

Q2 2011 vs Q2 2010

Net income was $235 million, down $25 million or 9.4% from results in the strong market environment of a year ago. Revenue decreased, primarily due to weaker trading revenue, and there was a reduction in the provision for credit losses. Provisions for credit losses are charged to the operating groups on an expected loss basis.

Revenue decreased $84 million or 9.2% to $836 million. The largest reduction was in trading revenue, which was down from the very strong levels of a year ago. The trading environment was more challenging, with lower market volatility and lower client activity. Mergers and acquisitions fees showed continued strength, increasing significantly over the previous year. Securities commissions and debt underwriting fees also increased considerably. The weaker U.S. dollar decreased revenue by $19 million relative to a year ago. Net interest income decreased due to lower trading net interest income. Net interest margin decreased by 25 basis points to 0.76%, largely as a result of lower trading net interest income.

Non-interest expense was relatively unchanged. Employee costs decreased due to higher severance costs in the prior year, but the impact was offset by increases in other operating expenses. The weaker U.S. dollar decreased expenses by $10 million relative to a year ago.

Q2 2011 vs Q1 2011

Net income decreased $22 million or 8.6% from a strong first quarter.

Revenue was $127 million or 13% lower, due to weaker trading revenue in a more challenging trading environment. Lower revenues relative to the first quarter were partially attributable to less volatile markets and reduced client activity. The weaker U.S. dollar decreased revenues by $13 million relative to the previous quarter.

Non-interest expense decreased $25 million mainly due to lower variable compensation costs, in line with revenue performance. The weaker U.S. dollar decreased expenses by $7 million.

Results in the first quarter were lowered by a provision for prior periods’ income taxes in the U.S. segment.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $20 million or 4.3% to $492 million.

Revenue increased $36 million or 2.0% due to an increase in investment banking fees, securities commissions and revenues from our interest-rate-sensitive businesses. Although overall revenues improved from the prior year, trading revenues decreased due to a less favourable trading environment. There was also a decrease in the provision for credit losses.

Non-interest expense was $21 million higher than in the prior year, mainly due to an increase in other operating expenses. Results for the current period were lowered by a provision for prior periods’ income taxes in the U.S. segment.

24 • BMO Financial Group Second Quarter Report 2011

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income before teb offset	(74)	15	18%	76	51%	(224)	(1)	-
Group teb offset	(53)	52	49%	8	14%	(114)	56	33%

Net interest income (teb)	(127)	67	35%	84	40%	(338)	55	14%
Non-interest revenue	102	81	+100%	59	+100%	145	54	59%

Total revenue (teb)	(25)	148	86%	143	86%	(193)	109	36%
Provision for credit losses	(58)	(86)	(+100%)	(101)	(+100%)	(15)	(158)	(+100%)
Non-interest expense	91	88	+100%	31	56%	151	135	+100%

Loss before income taxes and non-controlling interest in subsidiaries	58	(146)	(72%)	(213)	(79%)	329	(132)	(29%)
Income taxes recovery (teb)	97	(55)	(36%)	(72)	(42%)	266	(42)	(13%)
Non-controlling interest in subsidiaries	18	-	-	-	-	36	(1)	(2%)

Net income for the quarter and net loss for the year	21	91	+100%	141	+100%	99	(91)	(49%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(38)	(19)	(+100%)	33	48%	109	(55)	(+100%)
Provision for credit losses	21	(14)	(44%)	(52)	(73%)	94	(48)	(34%)
Non-interest expense	24	37	+100%	41	+100%	7	40	+100%
Income tax recovery (teb)	58	43	+100%	(18)	(27%)	134	(70)	(+100%)
Net loss	29	(1)	(2%)	(27)	(49%)	85	(23)	(21%)

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services’ net income in the quarter was $21 million, an improvement of $91 million from the prior year. Revenues were $148 million better, primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset, the favourable impact of hedging activities relative to a year ago and higher securitization-related revenues largely related to a credit card securitization in the current quarter.

Expenses were $88 million higher, mainly due to higher technology investment spending, costs relating to planning for the M&I integration and higher employee costs.

Provisions for credit losses were better by $86 million, contributing $60 million to Corporate Services improved net income, as a result of lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including a $42 million reduction in the general allowance in the current quarter.

Net income in the current quarter improved $141 million from the first quarter, reflecting improved revenues primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset and higher securitization-related revenues largely related to a credit card securitization in the current quarter. There were also lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including the $42 million reduction in the general allowance.

The net loss for the year to date was $99 million, an improvement of $91 million from a year ago. The improvement was attributable to significantly improved revenues and a large reduction in provisions for credit losses on an expected loss basis. Improved revenues were largely due to the same factors driving the current quarter’s year-over-year improvement.

BMO Financial Group Second Quarter Report 2011 • 25

GAAP and Related Non-GAAP Results and Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q2-2010	YTD-2011	YTD-2010

Reported Results
Revenue	3,217	3,346	3,049	6,563	6,074
Non-interest expense	(2,023)	(2,046)	(1,830)	(4,069)	(3,669)

Pre-provision, pre-tax earnings	1,194	1,300	1,219	2,494	2,405
Provision for credit losses	(145)	(248)	(249)	(393)	(582)
Provision for income taxes	(231)	(258)	(207)	(489)	(384)
Non-controlling interest in subsidiaries	(18)	(18)	(18)	(36)	(37)

Net Income	800	776	745	1,576	1,402

Reported Measures
EPS ($)	1.34	1.30	1.26	2.64	2.38
Net income growth (%)	7.5	18.1	100+	12.5	+100
EPS growth (%)	6.3	16.8	100+	10.8	+100
Revenue growth (%)	5.5	10.6	14.8	8.1	19.2
Non-interest expense growth (%)	10.5	11.3	(3.1)	10.9	(1.6)
Productivity ratio (%)	62.9	61.2	60.0	62.0	60.4
Operating leverage (%)	(5.0)	(0.7)	17.9	(2.8)	20.8
Return on equity (%)	16.7	15.7	16.4	16.2	15.3

Adjusting Items
Charges to net interest income
Acquisition-related items – hedge of foreign currency risk on offer to purchase M&I	(11)	-	-	(11)	-

Charges to non-interest expense
Acquisition-related items – costs of M&I integration planning	(25)	-	-	(25)	-
Amortization of acquisition-related intangible assets	(10)	(9)	(8)	(19)	(16)

Decrease in the general allowance for credit losses	42	-	-	42	-

Income tax benefit (charge) related to the above	-	1	1	1	2

After-tax impact of Adjusting Items
Acquisition-related items – hedge of foreign currency risk on offer to purchase M&I	(8)	-	-	(8)	-
Acquisition-related items – costs of M&I integration planning	(17)	-	-	(17)	-
Amortization of acquisition-related intangible assets	(9)	(8)	(7)	(17)	(14)
Decrease in the general allowance for credit losses	30	-	-	30	-

Net Income	(4)	(8)	(7)	(12)	(14)
EPS ($)	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)

Adjusted Results (Note 1)
Revenue	3,228	3,346	3,049	6,574	6,074
Non-interest expense	(1,988)	(2,037)	(1,822)	(4,025)	(3,653)

Pre-provision, pre-tax earnings	1,240	1,309	1,227	2,549	2,421
Provision for credit losses	(187)	(248)	(249)	(435)	(582)
Provision for income taxes	(231)	(259)	(208)	(490)	(386)
Non-controlling interest in subsidiaries	(18)	(18)	(18)	(36)	(37)

Net Income	804	784	752	1,588	1,416

Adjusted Measures (Note 1)
EPS ($)	1.35	1.32	1.28	2.66	2.41
Net income growth (%)	6.9	18.1	26.4	12.1	41.9
EPS growth (%)	5.5	16.4	22.2	10.6	35.1
Revenue growth (%)	5.9	10.6	6.2	8.2	9.2
Non-interest expense growth (%)	9.2	11.3	3.6	10.2	1.8
Productivity ratio (%)	61.6	60.9	59.7	61.2	60.1
Operating leverage (%)	(3.3)	(0.7)	2.6	(2.0)	7.4
Return on equity (%)	16.8	15.9	16.6	16.3	15.5

Note 1: Adjusted results and measures are non-GAAP.

Non-GAAP Measures

Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out above. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

26 • BMO Financial Group Second Quarter Report 2011

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2010 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2011, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 22, 2011, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 22, 2011.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Blair Morrison, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

February 2011 $61.26

March 2011 $62.39

April 2011 $62.67

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

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Fax: (416) 263-9394 (international)

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For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

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Telephone: (416) 867-6785

Fax: (416) 867-6793

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For further information on this report, please contact

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